UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                               RTIN HOLDINGS INC.
                                (Name of Issuer)




                                  COMMON STOCK
                         (Title of Class of Securities)



                                  761265-10-7
                                 (CUSIP Number)

                             Beverly Griffith, Esq.
                c/o Gersten Savage, Kaplowitz, Wolf & Marcus, LLP
                        101 East 52 nd Street, New York,
                                 (212) 752-9700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 JUNE 30, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).



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                                  SCHEDULE 13D


CUSIP No. 761265-10-7



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BARRON PARTNERS LP

          TAX ID #:     431981699
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)  [ x ]
                                                                    (b)  [   ]
3         SEC USE ONLY
4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States, Incorporated in Delaware

Number of            7       SOLE VOTING POWER
Shares Owned
By Each                       2,323,662  shares beneficially owned
Reporting                     in the aggregate
Person
With
                     8       SHARED VOTING POWER

                                NONE

                     9       SOLE DISPOSITIVE POWER

                             2,323,662 shares beneficially owned in
                             the aggregate

                     10      SHARED DISPOSITIVE POWER

                             NONE

11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             2,323,662

12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                    [      ]


13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            9.99%

14          TYPE OF REPORTING PERSON
                       PN




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           Item 1.   SECURITY AND ISSUER.
                     -------------------

                     This statement on Schedule 13D (the "Statement") relates to the common stock, $.01 par value per share of RTIN HOLDINGS INC, a Texas Corp., with its principal executive offices at 3218 Page Road, LongView, TX 75605.

Item 2.    IDENTITY AND BACKGROUND.
           -----------------------

                     This Statement is being filed by Barron Partners LP, a Delaware Limited Liability Partnership, whose business address is 301 West 57th Street, New York, NY 10019. During the last five years Barron Partners LP has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Barron Partners LP is a United States Partnership, organized under the laws of the State of Delaware.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
           -------------------------------------------------

           All purchases of common stock of RTIN HOLDINGS INC were made using working capital. As of the Date of Event which required the filing of this Statement, the Partnership used approximately $1,488,848 of its working capital to purchase 2,323,662 common stock of Barron Partners LP securities. No other funds or other consideration were used in making such purchases.

Item 4.    PURPOSE OF TRANSACTION.
           ----------------------

           All RTIN HOLDINGS INC securities owned by Barron Partners LP have been acquired by the Partnership for investment purposes only.

Item 5.    INTEREST IN SECURITIES OF THE ISSUER.
           ------------------------------------

           As of the Date of the Event which required the filing of this Statement, June 30, 2003, Barron Partners LP owned 2,323,662 shares of RTIN HOLDINGS INC common stock. The RTIN HOLDINGS INC securities owned by Barron Partners LP as of June 30, 2003 represented approximately 9.99% of the issued and outstanding shares of RTIN HOLDINGS INC common stock. As of June 30, 2003, Barron Partners LP had sole power to vote and dispose of each of the 2,323,662 shares of RTIN HOLDINGS INC common stock beneficially owned by it. In the sixty days prior to June 30, 2003, the Date of the event requiring the filing of this Statement, Barron Partners LP did not engage in any transactions involving RTIN HOLDINGS INC common stock. The original 13-D filing made, contained an error in the calculation of the number of shares beneficially owned and the capital used to purchase same, and incorrectly represented those amounts to be 2,570, 770 and $1,660,000 respectively.


                                       -2-

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Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO SECURITIES OF THE ISSUER.
           ---------------------------------------------------------------------
           NONE

Item 7.    MATERIAL TO BE FILED AS EXHIBITS.
           --------------------------------
           NONE.

                                    SIGNATURE

                     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 15, 2003
                                  /S/ BEVERLY GRIFFITH
                                  ----------------------------------------------
                                  Gersten, Savage, Kaplowitz, Wolf & Marcus. LLP Attorneys for Barron Partners LP
                                  By:   Beverly A. Griffith, Esq.


                                       -3-

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